Inergy, L.P.

Inergy Finance Corp.

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

September 3, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549-3561

Attention: Mr. John Fieldsend

Re:	Inergy, L.P., Inergy Finance Corp. and the co-registrants (the “Registrants”)

Request for Acceleration of Effectiveness

Registration Statement on Form S-4 (File No. 333-160880) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, the Registrants hereby request that the effectiveness of the above-captioned Registration Statement be accelerated so that the Registration Statement will become effective today, September 3, 2009, at 1:00 p.m. Eastern Time, or as soon thereafter as practicable.

The Registrants hereby acknowledge that the disclosure in the Registration Statement is the responsibility of the Registrants. The Registrants hereby further acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Gillian A. Hobson of Vinson & Elkins L.L.P., the Registrants’ outside legal counsel, at 713.758.3747 with any questions regarding this request for acceleration.

Sincerely,

INERGY, L.P.

By:	Inergy GP, LLC,
its Managing General Partner

By:	/s/ Laura L. Ozenberger
Name:	Laura L. Ozenberger
Title:	Senior Vice President, General Counsel and Secretary

INERGY FINANCE CORP.

By:	/s/ Laura L. Ozenberger
Name:	Laura L. Ozenberger
Title:	Senior Vice President, General Counsel and Secretary

INERGY PROPANE, LLC

L & L TRANSPORTATION, LLC

INERGY TRANSPORTATION, LLC

INERGY MIDSTREAM, LLC

FINGER LAKES LPG STORAGE, LLC

INERGY GAS MARKETING, LLC

INERGY STORAGE, INC.

STELLAR PROPANE SERVICE, LLC

CENTRAL NEW YORK OIL AND GAS

    COMPANY, L.L.C.

INERGY SALES & SERVICE, INC.

ARLINGTON STORAGE COMPANY, LLC

US SALT, LLC

By:	/s/ Laura L. Ozenberger
Name:	Laura L. Ozenberger
Title:	Senior Vice President, General Counsel and Secretary

cc:	Gillian A. Hobson, Esq.

Vinson & Elkins L.L.P.

Via Facsimile